Filed pursuant to General
Instruction II.L. of Form F-10
File No. 333-216616

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (this “Prospectus Supplement”), together with the short form base shelf prospectus dated March 17, 2017 to which it relates, as amended or supplemented (the “Base Shelf Prospectus”), and each document incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement (collectively, this “Prospectus”) constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation (as defined herein) at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus dated March 17, 2017

New Issue	April 19, 2018

ALGONQUIN POWER & UTILITIES CORP.
$444,437,497
37,505,274 Common Shares

Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) is hereby qualifying the distribution (the “Offering”) of 37,505,274 common shares of the Corporation (the “Offered Shares”) by way of a direct offering of: (a) 33,755,274 Offered Shares to an investor group led by a leading global utility investor (collectively, the “Lead Investors”), and (b) 3,750,000 Offered Shares to certain other institutional investors unrelated to the Lead Investors (the “Additional Investors” and together with the Lead Investors, the “Subscribers”) at a price of $11.85 per Offered Share (the “Offering Price”). The terms and the Offering Price of the Offered Shares were determined by negotiation between the Corporation and the Lead Investors. See “Plan of Distribution”. The closing of the Offering is expected to occur on or about April 24, 2018, or such later date(s) as the Corporation and the Subscribers may agree (the “Closing Date”).

The Corporation’s outstanding common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “AQN”. On April 16, 2018, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX and the NYSE was $12.33 and US$9.81 per Common Share, respectively. The Corporation has applied to the TSX and the NYSE to list the Offered Shares. The TSX has conditionally approved the listing of the Common Shares issuable under the Offering. Listings will be subject to the Corporation fulfilling all the listing requirements of the TSX and the NYSE, as applicable. Closing of the Offering cannot occur until receipt of listing approval from the TSX and the NYSE. Although the Corporation expects to receive such approval, there can be no assurance that the Offered Shares will be accepted for listing on the TSX or the NYSE.

	Price to the Subscribers	Net Proceeds to the Corporation(1)
Per Common Share	$11.85	$11.85
Total	$444,437,496.90	$444,437,496.90
(1)	Before deducting expenses of the Offering, which are estimated to be approximately $0.2 million and will be paid by the Corporation out of its general funds.

Investing in the Offered Shares involves risks that should be considered by prospective purchasers, certain of which are described in the “Risk Factors” section and elsewhere in this Prospectus Supplement including in the documents incorporated by reference.

This Offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the “U.S.”) and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the U.S.

The acquisition of the Offered Shares may have tax consequences both in the U.S. and in Canada. This Prospectus Supplement does not describe these tax consequences. See “Certain Canadian and U.S. Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Corporation and said persons are located outside the U.S. See “Enforcement of Certain Civil Liabilities” in this Prospectus Supplement and in the Base Shelf Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved the OFFERED Shares or determined if this Prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process in Canada”.

The registered and head office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

Prospectus Supplement

Base Shelf Prospectus

S-i

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE SHELF PROSPECTUS

This document consists of two parts. The first part is this Prospectus Supplement, which describes certain terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. Defined terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Base Shelf Prospectus.

If the description of the Offered Shares varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation is not making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus or any documents incorporated by reference in this Prospectus is accurate as of any date other than the date on the front of those documents, as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

Unless the context otherwise requires, all references in the Base Shelf Prospectus and this Prospectus Supplement to “the Corporation” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership and trust interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

CURRENCY

In this Prospectus Supplement, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada. References to “U.S. dollars” or “US$” are to lawful currency of the United States of America.

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one U.S. dollar in exchange for Canadian dollars, based on the historical noon exchange rate for the years ended December 31, 2015 and 2016, and for the year ended December 31, 2017, the daily exchange rate, as reported by the Bank of Canada.

	Year Ended December 31,
	2017	2016	2015
High	1.3743	1.4589	1.3990
Low	1.2128	1.2544	1.1728
Average	1.2986	1.3248	1.2787
Period End	1.2545	1.3427	1.3840

Unless otherwise indicated, financial information contained in this Prospectus and presented in both Canadian dollars and U.S. dollars has been translated to Canadian dollars using the daily exchange rate as reported by the Bank of Canada on April 18, 2018 of US$1.00 = $1.2614.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference, may contain statements that constitute “forward-looking information” within the meaning of all applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained or incorporated by reference in this Prospectus includes, but is not limited to: timing and completion of the contemplated Additional Atlantica Investment (as defined in this Prospectus Supplement), timing and completion of construction of the Amherst Island Wind Project, the future growth, results of operations, performance, business prospects and opportunities of the Corporation; statements relating to renewable energy credits expected to be generated and sold; tax credits expected to be available and/or received; the expected timeline for regulatory approvals; the expected approval timing and cost of various transactions; expectations and plans with respect to current and planned capital projects; the resolution of legal and regulatory proceedings; expected demand for renewable sources of power; government procurement opportunities; expected capacity of and energy sales from new energy projects; and the expected use of proceeds of the Offering. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained in this Prospectus, including the documents incorporated by reference, are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.

The forward-looking information in this Prospectus, including the documents incorporated by reference, is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify appropriate projects to maximize the value of PTC qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions; Atlantica Yield plc (“Atlantica”) or the Corporation’s joint venture with Abengoa acting in a manner contrary to the Corporation’s best interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s Common Shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail in the section of this Prospectus Supplement entitled “Risk Factors”, in the AIF (as defined herein) under heading “Enterprise Risk Factors” and in the MD&A (as defined herein) under the heading “Enterprise Risk Management”.

Forward-looking information contained in this Prospectus, including the documents incorporated by reference, is made as of the date of this Prospectus Supplement, the Base Shelf Prospectus or the documents incorporated by reference, as applicable, and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on such date. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained or incorporated by reference in this Prospectus is qualified by these cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus has been prepared in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Offering of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference in the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

See “Documents Incorporated by Reference” in the Base Shelf Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this Prospectus:

(a)	the Corporation’s Annual Information Form dated March 7, 2018 for the year ended December 31, 2017 (the “AIF”);
(b)	the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2017 and December 31, 2016, together with the auditors’ report thereon, as filed on SEDAR on March 8, 2018;
(c)	Management’s Discussion and Analysis (“MD&A”) of the Corporation for the year ended December 31, 2017;
(d)	the Management Information Circular of the Corporation filed on SEDAR on May 18, 2017 in respect of the Corporation’s annual and special meeting of shareholders held on June 8, 2017; and

(e)	the business acquisition report (the “Atlantica BAR”) of the Corporation dated April 16, 2018 related to the Corporation’s acquisition of a 25% equity interest in Atlantica, including the pro forma consolidated financial statements of the Corporation and consolidated financial statements of Atlantica attached thereto.

Any documents of the Corporation of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all Prospectus Supplements disclosing additional or updated information relating to the Offering subsequently filed by the Corporation with a securities commission or similar authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering hereunder shall be deemed to be incorporated by reference in this Prospectus.

Documents or information in an annual report on Form 40-F filed by the Corporation with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and be deemed exhibits to the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC under the U.S. Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement, as applicable, but only if and to the extent expressly so provided in such reports. Further, prior to the termination or completion of the Offering the Corporation may incorporate by reference into this Prospectus Supplement information from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein. The Corporation’s current reports on Form 6-K and annual reports on Form 40-F are available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system at www.sec.gov.

Any statement contained in this Prospectus or in any other document (or part thereof) incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

MARKETING MATERIALS

Any template version of any marketing materials (as defined in National Instrument 41-101 - General Prospectus Requirements) with respect to the Offering that is filed after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 with respect to the Offered Shares. This Prospectus Supplement, which forms part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements included in this Prospectus Supplement or the documents incorporated by reference herein about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the copy of the document filed as an exhibit to the registration statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation will provide to each person to whom this Prospectus is delivered, without charge, upon request to the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, copies of the documents incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Corporation does not incorporate by reference in this Prospectus Supplement or the Base Shelf Prospectus any of the information on, or accessible through, its website.

The Corporation files certain reports with, and furnishes other information to, each of the SEC and certain securities commissions or similar regulatory authorities of Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities in the applicable provinces of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s EDGAR system at www.sec.gov as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document the Corporation files with or furnishes to the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. The Corporation’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor part of this Prospectus Supplement or the Base Shelf Prospectus.

BUSINESS OF THE CORPORATION

The Corporation is engaged in the ownership and operation of regulated and non-regulated utility businesses in North America. The Corporation’s operations are organized across two primary North American business units consisting of the Renewable Generation Group, which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets, and the Liberty Utilities Group, which owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations.

See the sections entitled “Description of the Business” in the Base Shelf Prospectus and in the AIF.

RECENT DEVELOPMENTS

Transactions with Abengoa and Atlantica

On March 9, 2018, the Corporation announced that it had completed the formation of a joint venture (“AAGES”) with Seville, Spain-based Abengoa, S.A. (“Abengoa”) focused on the development and construction of global clean energy and water infrastructure assets.

On March 9, 2018, the Corporation also announced that it had completed the purchase of 25% of the issued and outstanding ordinary shares of Atlantica (the “Initial Atlantica Investment”) pursuant to the sale and purchase agreement dated November 1, 2017, as amended (the “Atlantica Purchase Agreement”) with ACIL Luxco 1, S.A. (the “Seller”), an entity related to Abengoa, and Abengoa as guarantor, for a total purchase price of approximately US$608 million, based on a price of US$24.25 per ordinary share of Atlantica, plus a contingent payment of up to US$0.60 per ordinary share, payable two years after closing, subject to certain conditions. The 25% equity interest represents approximately 25 million ordinary shares. For additional information refer to the Atlantica BAR incorporated by reference herein.

On April 17, 2018, the Corporation announced that it has entered into an agreement to purchase the remaining ordinary shares in Atlantica held by Abengoa, representing approximately 16.5% of Atlantica’s issued share capital, for a total purchase price of approximately US$345 million, based on a price of US $20.90 per ordinary share of Atlantica (the “Additional Atlantica Investment”). The transaction is expected to close in the second or third quarter of 2018, subject to receipt of regulatory approvals and certain other closing conditions. No shareholder approvals are required.

Appendix “A” to this Prospectus Supplement contains unaudited pro forma consolidated financial statements of the Corporation giving effect to both the Initial Atlantica Investment and the Additional Atlantica Investment. The

annual audited consolidated financial statements of Atlantica and subsidiaries as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 are contained in the Atlantica BAR incorporated by reference herein.

Great Bay Solar

The Great Bay Solar Project is a 75 MW solar powered electric generating development project comprised of four sites located in Somerset County in southern Maryland.

As of March 29, 2018, all phases of the project have been brought into commercial operation.

Amherst Island Wind Project

The Amherst Island Wind Project is a 75 MW wind powered electric generating construction project located on Amherst Island near the village of Stella, approximately 15 kilometers southwest of Kingston, Ontario.

As of the date hereof: (a) all major equipment items including turbines have been delivered to the island, or are ready for immediate delivery to site; (b) ten turbines, of the 24 necessary to achieve commercial operation, have been fully erected, six turbines have been partially erected and twenty-one turbine foundations have been completed; (c) 95% of turbine access roads and 100% of municipal road upgrades have been completed (subject to deficiency repairs and restoration work post-commerical operation); and (d) transmission line installation on the island and mainland is 95% complete, and are connected by a 115kV submarine cable installed in 2017 that will deliver power from the project to the interconnection point on the mainland.

Subject to satisfactory construction progress and no permitting or other unanticipated delays, construction is planned to be substantially completed in the second quarter of 2018. See “Risk Factors”.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be approximately $444.4 million before deducting expenses of the Offering. The expenses of the Offering are estimated at approximately $0.2 million and will be paid from the general funds of the Corporation.

The Corporation expects that the net proceeds of the Offering will be used (a) in the short-term, prior to the closing of the Additional Atlantica Investment, to repay existing indebtedness, approximately as follows: (i) $102 million to repay indebtedness under the Corporation’s $165 million senior unsecured revolving credit facility (the “Corporate Credit Facility”), which facility is used principally for general cash needs of the Corporation, (ii) $187 million to repay indebtedness under Algonquin Power Co.’s US$500 million senior unsecured credit facility (the “APCo Credit Facility”), which facility is used principally to support the cash needs and development portfolio of the Algonquin Power Group, (iii) $40 million to repay indebtedness under Liberty Utilities Co.’s senior unsecured revolving credit facility (the “Liberty Utilities Credit Facility”), which facility is used principally to support the cash needs and development portfolio of the Liberty Utilities Group, and (iv) the remainder to partially repay indebtedness under the Corporation’s US$600 million term credit facility (the “Term Credit Facility”), which facility is used principally for providing the Corporation with additional liquidity for general corporate purposes and acquisitions; and (b) upon closing the Additional Atlantica Investment, to finance the Additional Atlantica Investment and related expenses.

CONSOLIDATED CAPITALIZATION

Upon completion of the Offering, the Corporation will have an aggregate of approximately 472,124,469 Common Shares outstanding (assuming no exercise of outstanding stock options and excluding any Common Shares issuable pursuant to the Corporation’s employee share purchase plan and other similar purchase plans (as amended from time to time)).

The following table sets forth the unaudited consolidated capitalization of the Corporation as at December 31, 2017, and the unaudited pro forma consolidated capitalization of the Corporation as at December 31, 2017 after giving effect to: (i) the net proceeds of the Offering, determined after deducting the estimated expenses of the Offering on an after-tax basis, (ii) the Initial Atlantica Investment, and (iii) material changes to the Corporation’s share and loan capital up to and including April 17, 2018. The financial information set out below should be read in conjunction with (a) the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2017 and December 31, 2016 that are incorporated by reference in this Prospectus Supplement, together with the auditors’ report thereon, and (b) the unaudited pro forma consolidated financial statements, including the foreword and the notes thereto, as at December 31, 2017 and for the year then ended, which are included as Schedule “B” to the Atlantica BAR.

The financial information set out in the following table has been compiled based on financial statements prepared in accordance with U.S. GAAP:

	As at December 31, 2017(1)	After giving effect to material changes since December 31, 2017(1)(2)	Pro forma as at December 31, 2017(1)(3)
Total Debt and Finance Obligations(4)	3,881,760	4,899,016	4,454,779	(5)
Convertible Debentures	1,218	1,218	1,218
Shareholders’ Equity
Common Shares	3,713,037	3,726,921	4,171,158
Preferred Shares	213,805	213,805	213,805
Additional Paid-In Capital	43,204	43,204	43,204
Deficit	(617,836)	(617,836)	(617,836)
Accumulated Other Comprehensive Loss	56,820	56,820	56,820
Redeemable Non-Controlling Interest(6)	52,128	52,128	52,128
Non-Controlling Interest	756,007	756,007	756,007

Total Capitalization	8,100,143	9,131,283	9,131,283
(1)	U.S. dollar amounts were converted to Canadian dollars using the daily exchange rate as reported by the Bank of Canada on December 29, 2017 of US$1.00 = $1.2545. Figures are shown in thousands of Canadian dollars.
(2)	Adjustments to total capitalization include: (i) increased drawings of $268.1 million on the Corporation’s and the Corporation’s subsidiaries credit facilities caused primarily by capital expenditures, working capital requirements and other general uses; (ii) US$600 million of borrowings under the new Term Credit Facility used to finance the Initial Atlantica Investment; and (iii) an increase in common equity of $13.9 million due to the dividend reinvestment program.
(3)	After payment of the expenses of the Offering, estimated to be approximately $0.2 million, the net proceeds of the Offering will be approximately $444.2 million, which will be used, in the short term, to repay indebtedness. See “Use of Proceeds”. Upon closing the Additional Atlantica Investment, such proceeds will, in part, be applied to finance the Additional Atlantica Investment and related expenses. See Appendix “A”.
(4)	Includes long-term debt (including the current portion), short-term borrowings and Series C Preferred Shares (as defined in this Prospectus). The Series C Preferred Shares are mandatorily redeemable in 2031 and have a contractual cumulative cash dividend paid quarterly until the date of redemption. Such shares are accounted for as liabilities on the Corporation’s consolidated financial statements.
(5)	Following a net change in debt of $444.2 million as described above under “Use of Proceeds”, the Corporation will have remaining cash of $16 million.
(6)	Includes redeemable non-controlling interest in Bakersfield solar facility and the Luning solar facility.

PLAN OF DISTRIBUTION

The Offered Shares will be issued directly to the Subscribers pursuant to subscription agreements between the Corporation and each of the Subscribers dated April 17, 2018 (the “Subscription Agreements”).

The Closing Date is subject to customary conditions and is expected to occur on or about April 24, 2018, or such later date(s) as the Corporation and the Subscribers may agree. It is possible that not all of the Offered Shares offered pursuant to this Prospectus Supplement will be sold, in which case the Corporation’s net proceeds from the Offering would be reduced.

The Offering Price of the Offered Shares was determined by negotiation between the Corporation and the Lead Investors. The Corporation has not engaged the services of any underwriter in connection with the distribution of the Offered Shares hereunder. The expenses of the Offering are estimated to be $0.2 million and are payable by the Corporation. The head office of each of the Lead Investors purchasing the Offered Shares is located in the United States. The head offices of the Additional Investors purchasing the Offered Shares are located in the provinces of Ontario and British Columbia. The securities being offered under this Prospectus Supplement are registered in the U.S. under the U.S. Securities Act in accordance with the multijurisdictional disclosure system.

The Common Shares are listed on the TSX and the NYSE. The Corporation has applied to the TSX and the NYSE to list the Offered Shares. The TSX has conditionally approved the listing of the Common Shares issuable under the Offering. Listings will be subject to the Corporation fulfilling all the listing requirements of the TSX and the NYSE, as applicable. Closing of the Offering cannot occur until receipt of listing approval from the TSX and the NYSE. Although the Corporation expects to receive such approval, there can be no assurance that the Offered Shares will be accepted for listing on the TSX or the NYSE.

The Offered Shares sold to the Lead Investors will be delivered in book-entry form through the Depository Trust Company on closing of the Offering. Offered Shares sold to Subscribers other than the Lead Investors will be delivered in book-entry form through the CDS Clearing and Depository Services Inc.

Selling Restrictions

The Offered Shares will not be offered, sold or delivered, directly or indirectly, nor will this Prospectus Supplement or the accompanying Base Shelf Prospectus or any other offering material relating to the Offered Shares be distributed, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligation on the Corporation, except as set forth in the Subscription Agreements.

TRADING PRICES AND VOLUMES

Common Shares

The outstanding Common Shares are traded on the TSX under the trading symbol “AQN”. The following table sets forth the high and low price for, and the volume of trading in, the Common Shares for the periods indicated, based on information obtained from the TSX.

	Price ($)		Monthly Trading Volume
Month	High	Low
2017
April	13.05	12.57	17,211,371
May	13.98	12.90	19,040,345
June	14.35	13.26	16,660,457
July	13.70	12.90	18,919,660
August	13.83	13.10	12,252,860
September	13.59	12.91	17,566,633
October	14.15	13.18	18,200,984
November	14.40	12.99	30,208,784
December	14.33	13.86	15,101,341

2018
January	14.04	13.12	22,798,041
February	13.35	12.52	25,745,491
March	13.20	12.51	29,918,457
April 1 to April 18	12.89	12.18	11,552,660

(Source: TMX Datalinx, rounded to the nearest cent)

PRIOR SALES

During the 12 months preceding the date of this Prospectus Supplement, the Corporation issued the following Common Shares and securities convertible into Common Shares:

Convertible Securities

During the 12 months preceding the date of this Prospectus Supplement, the Corporation issued 380,736 Common Shares on the conversion of 5.00% convertible unsecured subordinated debentures issued in the first quarter of 2016:

Date of Issue	Number of Shares Issued
April 20, 2017	2,358
April 24, 2017	7,075
April 27, 2017	5,566
May 1, 2017	1,886
May 4, 2017	48,113
May 8, 2017	188
May 10, 2017	1,415
May 11, 2017	10,377
May 18, 2017	1,886
May 19, 2017	943
May 26, 2017	5,660
May 31, 2017	9,433
June 1, 2017	21,037
June 2, 2017	943
June 5, 2017	3,584
June 6, 2017	377
June 15, 2017	5,660
June 16, 2017	9,433
June 27, 2017	23,113
Date of Issue	Number of Shares Issued
June 28, 2017	9,905
July 4, 2017	9,433
July 6, 2017	943
July 10, 2017	11,603
July14, 2017	2,169
July 18, 2017	2,075
July 24, 2017	1,886
August 15, 2017	5,141
August 21, 2017	18,867
September 7, 2017	1,415
September 29, 2017	1,886
October 10, 2017	3,773
October 19, 2017	1,886
October 24, 2017	849
October 27, 2017	8,490
October 29, 2017	2
November 2, 2017	2,830
November 15, 2017	19,811
November 16, 2017	70,754
Date of Issue	Number of Shares Issued
November 17, 2017	11,792
November 24, 2017	943
November 27, 2017	9,433
December 6, 2017	1,415
December 12, 2017	56
December 19, 2017	1,886
December 21, 2017	455
December 22, 2017	1,509
January 16, 2018	4,921
January 25, 2018	1,226
February 2, 2018	1,886
February 13, 2018	1,886
February 22, 2018	4,716
March 16, 2018	3,396
March 21. 2018	1,886
April 5, 2018	94
April 12, 2018	471

Share and Option Grants

During the first quarter of 2018, 512,367 stock options were exercised at a weighted average price of $10.29 per option. On March 31, 2018, the Corporation granted 1,166,717 options under its stock option plan at an exercise price of $12.80 per stock option.

Performance Share Unit / Restricted Share Unit Plan

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation granted the following performance share units and restricted share units under its Performance and Restricted Share Unit Plan for employees of the Corporation and its and its participating affiliates.

Three Months Ended	Number of Units Issued
June 2017	369,109
September 2017	11,114
December 2017	33,390
March 2018	331,483

Under the Performance and Restricted Share Unit Plan, the Corporation has the option to pay vested performance and restricted share units in cash, Common Shares purchased on the market or in Common Shares issued from treasury. If vested performance share units or restricted share units are paid in Common Shares, the participant would receive one Common Share for each whole vested performance share unit or restricted share unit.

Directors’ Deferred Share Unit Plan

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation granted the following deferred share units under its Directors’ Deferred Share Unit Plan to non-employee directors of the Corporation.

Three Months Ended	Number of Units Issued
June 2017	16,928
September 2017	17,978
December 2017	16,827
March 2018	21,367

Under the Directors’ Deferred Share Plan, non-employee directors of the Corporation may elect annually to receive all or any portion of their compensation in deferred share units in lieu of cash compensation. The Directors’ Deferred Share Plan provides for settlement in cash or Common Shares at the election of the Corporation.

Employee Share Purchase Plan

During the 12-month period preceding the date of this Prospectus Supplement, the Corporation issued 220,212 Common Shares pursuant to its employee stock purchase plan at a weighted average issue price of $13.29.

Dividend Reinvestment Plan

During the 12-month period preceding the date of this Prospectus Supplement, the following number of Common Shares were issued from treasury pursuant to the Corporation’s dividend reinvestment plan at the average price per Common Share and month indicated below:

Month of Issue	Number of Shares	Price per Share ($)
April 2017	821,936		$12.18
July 2017	1,194,340		$12.37
October 2017	1,065,834	$	US10.28
January 2018	1,063,572	$	US10.20
April 2018	1,469,195	$	US9.45

CERTAIN CANADIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The acquisition of the securities described herein may subject you to tax consequences in both the U.S. and Canada. This Prospectus Supplement does not describe these tax consequences. Each Subscriber, in making this investment, has acknowledged that it has consulted, and is relying solely upon the advice of, such Subscriber’s tax advisors with respect to the Canadian and U.S. tax aspects of an investment in the Offered Shares, including with respect to Canadian withholding tax on dividends paid or credited (or assumed to be paid or credited) on Offered Shares, and the Corporation has not made any representation regarding the tax consequences of an investment in the Offered Shares.

RISK FACTORS

An investment in the Common Shares is subject to certain risks. In addition to the risks described herein, reference is made to the section in the AIF under heading “Enterprise Risk Factors” and in the MD&A under the heading “Enterprise Risk Management” and to the risks disclosed in other documents incorporated by reference herein. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking information. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.

Risks Relating to the Offering

Discretion in the Use of Proceeds

Management of the Corporation will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, investors will be relying on the judgment of management as to the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation’s results of operations may suffer.

Future Sales or Issuances of Securities

The Corporation may sell additional Common Shares or other securities in subsequent offerings. The Corporation may also issue additional securities to finance future activities. The Corporation cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its earnings per Common Share.

Other Risks

The Corporation may fail to complete the Additional Atlantica Investment

The closing of the Additional Atlantica Investment is subject to the normal commercial risks that the Additional Atlantica Investment will not close on the terms negotiated or at all. The completion of the Additional Atlantica Investment is subject to regulatory approvals and and certain other closing conditions. There is no assurance that such closing conditions will be satisfied or waived. Accordingly, there can be no assurance that the Corporation will complete the Additional Atlantica Investment in the timeframe or on the basis described herein, if at all. If the Additional Atlantica Investment is not completed, the Corporation will use the proceeds of the Offering to repay existing indebtedness and for general corporate purposes.

The Corporation’s investment in Atlantica is subject to the risk that Atlantica may make decisions with which the Corporation does not agree or take risks or otherwise act in a manner that does not serve the Corporation’s interests.

Pursuant to the Initial Atlantica Investment (and the proposed Additional Atlantica Investment) the Corporation has invested (and may make further investment) in equity securities of Atlantica, a company that the Corporation does not control. In addition, subject to certain conditions and limited exceptions, the Corporation has agreed not to increase its interest in Atlantica above 41.5%. As a result, this investment is subject to a risk that Atlantica may make business, financial or management decisions with which the Corporation does not agree, or that Atlantica’s other stockholders or management of Atlantica may take risks or otherwise act in a manner that does not serve the Corporation’s interests. If any of the foregoing were to occur, the value of the Corporation’s investment could decrease and the Corporation’s financial condition, results of operations and cash flow could be adversely affected.

Dividends declared and paid by Atlantica are made at the discretion of Atlantica’s board of directors. The Corporation will not control the board of directors of Atlantica. Therefore, there can be no assurance that dividends will continue to be paid on Atlantica’s ordinary shares, will continue to be paid at the same rate as is currently being paid or will be paid at any specified target rate.

Demand in the capital markets for Atlantica’s ordinary shares can vary over time for numerous reasons outside of the Corporation’s control, including performance of the Atlantica business and changes in the prospects of Atlantica. Consequently, it may be difficult for the Corporation to dispose of its interest in Atlantica at favourable times or prices.

In addition, Corporation has elected the fair value option in ASC 825 – Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the Corporation’s consolidated statement of operations. The Corporation has determined that the market price of Atlantica shares multiplied by the number of shares owned by the Corporation is the most relevant representation of fair value. Accordingly, any decrease in the market value of the Atlantica Shares may have a negative impact on the value of the Corporation’s investment as reflected on its balance sheet from time to time and the Corporation’s financial condition, results of operations and cash flow could be adversely affected.

The Corporation’s investment in Atlantica will expose it to certain risks that are particular to Atlantica’s business and the markets in which Atlantica operates.

Atlantica owns, manages and acquires renewable energy, conventional power, electric transmission lines and water assets in jurisdictions where the Corporation does not currently operate, including Mexico, Peru, Chile, Brazil,

Uruguay, Spain, Algeria and South Africa. The Corporation, through its investment in Atlantica, is indirectly exposed to certain risks that are particular to Atlantica’s business and the markets in which it operates, including, but not limited to, risks related to: conditions in the global economy; changes to national and international laws, political, social and macroeconomic risks relating to the new jurisdictions, including in emerging markets, which could be subject to economic, social and political uncertainties; anti-bribery laws and substantial penalties and reputational damage from any non-compliance therewith; Atlantica’s ability to identify and/or consummate future acquisitions on favourable terms or at all; Atlantica’s inability to replace, on similar or commercially favourable terms, expiring or terminated offtake agreements; reputational risk, including with respect to the reputation of Abengoa; termination or revocation of Atlantica’s concession agreements or power purchase agreements; Abengoa’s ability to meet its obligations under its agreements with Atlantica; and various other factors. These risks could affect the profitability and growth of Atlantica’s business, and ultimately the profitability of the Corporation’s investment therein.

The Corporation is exposed to development and construction risks

The Corporation’s development and construction activities are subject to material risks, including expenditures for projects that may prove not to be viable, construction cost overruns and delays, inaccurate estimates of expected energy output or other factors, and failure to satisfy tax incentive requirements or to meet third-party financing requirements.

Energy generated by the Corporation is often sold under a long term Power Purchase Agreements (“PPAs”). PPAs generally contain customary terms including: the amount paid for energy from the project over the term of the agreement (which rate can be materially higher than prevailing market rates) and a requirement for the project to comply with technical standards and achieve commercial operation within time frames prescribed by the contract. A failure to achieve satisfactory construction progress and/or the occurrence of any permitting or other unanticipated delays at a project could result in a failure to comply with the applicable PPA requirements within the specified time frames. Remedies for failure to comply with material provisions of a PPA, generally include, among other things, the potential termination of the agreement by the non-defaulting party.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

•	the documents listed under “Documents Incorporated by Reference” in this Prospectus Supplement, including the Corporation’s Annual Report on Form 40-F filed with the SEC on March 8, 2018; and
•	the Form 6-Ks filed on March 1, 2018, March 8, 2018, March 9, 2018, April 16, 2018 and April 17, 2018.

INTERESTS OF EXPERTS

Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

Ernst & Young LLP, the auditors of the Corporation, have confirmed they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

AUDITORS AND REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, EY Tower, 100 Adelaide Street West, Toronto, Ontario M5H 0B3.

The auditors of Atlantica are Deloitte, S.L., Plaza Pablo Ruiz Torre Picasso 1, 28020 Madrid, Spain.

AST Trust Company (Canada) is the registrar and transfer agent of the Corporation. Registers for the registration and transfer of the securities in registered form of the Corporation are kept at the offices of AST Trust Company (Canada) in Toronto, Montréal, Vancouver, Calgary and Halifax.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S., but it may be difficult for holders of securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning the offering of securities under the registration statement of which this Prospectus Supplement forms a part.

AGENT FOR SERVICE OF PROCESS IN CANADA

Melissa Stapleton Barnes, Masheed Saidi, D. Randy Laney and Dilek Samil, directors of the Corporation, all reside outside of Canada. Each of Ms. Barnes, Ms. Saidi, Mr. Laney and Ms. Samil has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

APPENDIX “A”

FOREWORD

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited pro forma consolidated financial statements give effect to the acquisition by Algonquin Power and Utilities Corp. (“APUC” or the “Corporation”) of a 25% equity interest in Atlantica Yield plc (“Atlantica”) on March 9, 2018 and the proposed acquisition of a further 16.5% equity interest in Atlantica (collectively, the “Acquisitions”) accounted under the fair value method. The unaudited pro forma consolidated balance sheet gives effect to the Acquisitions as if they had closed on December 31, 2017. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2017 give effect to the Acquisitions as if they had closed on January 1, 2017.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and certain assumptions that Management believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the date indicated or the results which may be obtained in the future. The equity investment will reflect the fair value at the actual purchase date and each balance sheet date in the future which may differ materially from the valuation reflected herein.

S-A-1

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Balance Sheet December 31, 2017
(in millions of Canadian dollars)

	APUC	Pro Forma Adjustments		Pro forma Consolidated
Assets
Currents assets:
Cash and cash equivalents	$54	$(6	) 3(d)	$48
Accounts receivable, net	307			307
Natural gas in storage	56			56
Supplies and consumables inventory	56			56
Regulatory assets	84			84
Prepaid expenses	39			39
Derivative instruments	20			20
Other current assets	9			9
Total current assets	625	(6)		619
Property, plant and equipment, net	7,909			7,909
Intangible assets, net	64			64
Goodwill	1,196			1,196
Regulatory assets	468			468
Derivative instruments	68			68
Long-term investments	84	1,106	3(a), 3(b)	1,190
Deferred income taxes	77			77
Restricted cash	20			20
Other assets	22			22
Total assets	10,533	1,100		11,633
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	150			150
Accrued liabilities	351			351
Dividends payable	63			63
Regulatory liabilities	47			47
Long-term liabilities	16			16
Other long-term liabilities and deferred credits	58			58
Deferred income taxes	18			18
Other liabilities	4			4
Total current liabilities	707	0		707

Long-term liabilities	3,848	762	3(f)	4,610
Convertible Debentures	1			1
Regulatory liabilities	678			678
Deferred income taxes	500			500
Derivative instruments	69			69
Pension and other post-employment benefits	211			211
Other long-term liabilities	285			285
Preferred shares, Series C	17			17
	5,609	762		6,371
Redeemable non-controlling interest	52			52
Shareholders' equity:
Preferred shares	214			214
Common shares	3,713	433	3(g)	4,146
Additional paid-in capital	43			43
Deficit	(618)	(89	) 3(b)	(713)
		(6	) 3(d)
Accumulated other comprehensive income	57			57
	3,409	338		3,747
Non-controlling interest	756			756
Total stockholders' equity	4,165	338		4,503
Total liabilities and shareholders’ equity	$10,533	$1,100		$11,633

See accompanying notes to unaudited pro forma consolidated financial statements

S-A-2

Algonquin Power & Utilities Corp
Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2017
(in millions of Canadian dollars)

	APUC	Pro Forma Adjustments		Pro Forma Consolidated
Revenue
Regulated electricity distribution	$989			$989
Regulated gas distribution	493			493
Regulated water reclamation and distribution	182			182
Non-regulated energy sales	282			282
Other revenue	31			31
	1,977			1,977
Expenses
Operating	599			599
Regulated electricity purchased	288			288
Regulated gas purchased	185			185
Water purchases	12			12
Non-regulated energy purchased	25			25
Administrative expenses	65			65
Depreciation and amortization	326			326
	1,500	0		1,500

Operating income	477	0		477
Interest expense on long-term debt and others	185	26	3(f)	211
Interest expense on convertible debentures	17			17
Interest, dividend income and other income	(12)	(57	) 3(e)	(69)
Loss on long-term investments held at fair value	0	99	3(c)	99
Acquisition-related costs	63			63
Other losses	1			1
Gain on derivative financial instruments	(3)			(3)
	251	68		319

Earnings before income taxes	226	(68)		158
Income tax expense (recovery)
Current	10			10
Deferred	85	(7	) 3(h)	91
		13	3(h)
	95	6		101

Net earnings	131	(74)		57
Net effect of non-controlling interests	(62)	0		(62)

Net earnings attributable to Algonquin Power & Utilities Corp.	$193	$(74)		$119
Weighted average shares of common stock outstanding (in millions)
Basic	382	37	3(g)	419
Diluted	386	37	3(g)	423
Basic net earnings per share	0.48			0.26
Diluted net earnings per share	0.47			0.26

See accompanying notes to unaudited pro forma consolidated financial statements

S-A-3

1.	DESCRIPTION OF TRANSACTION

Effective March 9, 2018, Algonquin purchased a 25% equity interest in Atlantica (NASDAQ: AY) for a total purchase price of approximately U.S. $608 million, based on a price of U.S. $24.25 per ordinary share of Atlantica, plus a contingent payment of up to U.S. $0.60 per share, payable two years after closing, subject to certain conditions. The 25% equity interest represents approximately 25 million ordinary shares. On April 17, 2018, APUC announced that it has entered into an agreement to purchase an additional 16.5% equity interest in Atlantica for a total purchase price of approximately U.S. $345 million, based on a price of U.S. $20.90 per share.

Atlantica is a total return company based in the United Kingdom that owns, manages and acquires renewable energy, efficient natural gas power, electric transmission lines and water assets, focused on North America (the United States and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

2.	BASIS OF PREPARATION

The accompanying unaudited pro forma consolidated financial statements give effect to the 41.5% equity investment by Algonquin in Atlantica. The Corporation has elected the fair value option in ASC 825 – Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the consolidated statement of operations. The Corporation has determined that the market price of Atlantica shares multiplied by the number of shares owned (or anticipated to be owned) by the Corporation is the most relevant representation of fair value for the period presented in the pro forma consolidated financial statements.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Algonquin using the audited consolidated financial statements of Algonquin as of and for the year ended December 31, 2017. The accompanying unaudited pro forma consolidated financial statements utilize accounting policies that are consistent with those disclosed in the Corporation’s audited consolidated financial statements as of December 31, 2017 and were prepared in accordance with accounting principles generally accepted in the United States. The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related disclosures of the Corporation for the year ended December 31, 2017.

The accompanying unaudited pro forma consolidated financial statements as at and for the year ended December 31, 2017 have been prepared on the basis that the transactions described above had occurred as of December 31, 2017 in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2017 in the case of the unaudited pro forma consolidated statement of operations. The pro forma adjustments as described in Note 3 are based upon currently available information and certain assumptions made.

The preparation of these unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma consolidated financial statements are not intended to present or be indicative of the actual financial position and results of operations that would have occurred if the transactions described above had been effected on the date indicated or the results which may be obtained in the future. The equity investment will reflect the fair value at the actual purchase date and each balance sheet date in the future which may differ materially from the valuation reflected herein.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
a)	The purchase price for the first 25% equity investment in Atlantica was approximately U.S. $608 million; it was funded from the Corporation’s existing credit facilities. The purchase resulted in an increase in long-term investments of $762 million (U.S. $608 million converted at the December 31, 2017 USD to CAD exchange rate of 1.2545) and an increase in long-term debt of $762 million (see note 3(f) below) on the unaudited pro forma consolidated balance sheet.

The purchase price for the second 16.5% equity investment in Atlantica is approximately U.S. $345 million; it assumed to be funded through the common share issuance described in the Prospectus. The probable purchase would result in an increase in long-term investments of $433 million (U.S. $345 million converted at the December 31, 2017 USD to CAD exchange rate of 1.2545) and an increase in common shares of $433 million (see note 3(g) below) on the unaudited pro forma consolidated balance sheet.

b)	The investment in Atlantica is accounted for at fair value with changes in fair value reflected in the consolidated statement of operations. The accompanying unaudited pro forma consolidated balance sheet

S-A-4

has been prepared on the basis that the transactions described above had occurred as of December 31, 2017. On December 31, 2017, the share price of Atlantica was U.S. $21.21, resulting in an investment fair value of $1,106 million (U.S. $882 million converted at the December 31, 2017 USD to CAD exchange rate of 1.2545). The difference between the fair value as of December 31, 2017 and the total purchase price of $1,195 million ($762 million and $433 million) discussed in note 3(a) result in a loss of $89 million which was reflected in deficit on the unaudited pro forma consolidated balance sheet.

c)	The investment in Atlantica is accounted for at fair value with changes in fair value reflected in the consolidated statement of operations. The accompanying unaudited pro forma consolidated statement of operations has been prepared on the basis that the transactions described above had occurred as of January 1, 2017. On January 1, 2017, the share price of Atlantica was U.S. $19.35, resulting in a total investment fair value of U.S. $805 million. The difference between the fair value as of January 1, 2017 and the total purchase price of U.S. $953 million (U.S. $608 million and U.S. $345 million) discussed in note 3(a) resulted in a loss of $199 million (U.S. $148 million converted at the January 1, 2017 USD to CAD exchange rate of 1.3435). On December 31, 2017, the share price of Atlantica was U.S. $21.21, resulting in an investment fair value of U.S. $881 million. The difference between the fair value as of December 31, 2017 and the fair value on January 1, 2017 result in a gain of $100 million (U.S. $77 million converted at the average rate for the year ended December 31, 2017 USD to CAD exchange rate of 1.2986). The net loss of $99 million is reflected on the unaudited pro forma consolidated statement of operations.
d)	Acquisitions costs are estimated at approximately $6 million. Acquisitions costs are composed of estimated investment banking associated with the completion of the Acquisitions. These costs have been included as a pro forma adjustment to deficit on the unaudited pro forma consolidated balance sheet.
e)	Dividends were declared by Atlantica during 2017 as follows:
•	February 27, 2017 – U.S. $0.25 per share
•	May 12, 2017 – U.S. $0.25 per share
•	July 28, 2017 – U.S. $0.26 per share
•	November 10, 2017 – U.S. $0.29 per share

This would have resulted in dividend income of $57 million (U.S. $44 million converted at the USD to CAD exchange rates on the dates of declaration).

f)	The Corporation obtained funds for the Acquisition of the first 25% equity interest in Atlantica from a term credit facility established on December 21, 2017 in the principal amount of U.S. $600 million for a term of one year. The remaining funds of U.S. $8 million were obtained from cash on hand available through the Corporation’s existing credit facilities. This resulted in an increase to long-term debt of $762 million (U.S. $608 million converted at the December 31, 2017 USD to CAD exchange rate of 1.2545).

The interest rate assumed on this debt is 3.25% per annum. The interest expense for the year-ended December 31, 2017 is $26 million (U.S. $20 million converted at the average USD to CAD exchange rate from for the year ended December 31, 2017 of 1.2986).

g)	The Corporation is expected to obtain funds for the Acquisition of the additional 16.5% equity interest by way of a common share issuance as described in the Prospectus. The common shares are to be issued at $11.85 per share for a total of 37 million additional common shares. This has been reflected in the weighted average number of shares outstanding for the calculation of basic and diluted earnings per share in the unaudited pro forma consolidated statement of operations. The share issuance has also been reflected as an increase in common shares of $433 million in the unaudited pro forma consolidated balance sheet.
h)	The Canadian enacted tax rate is 26.5%. Only 50% of capital gains and losses are subject to tax such that the effective tax rate on capital gains and losses is 13.25%. Tax effects of the transactions described above were calculated using this enacted tax rate.

S-A-5

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Algonquin Power & Utilities Corp. at our head and registered office located at 354 Davis Road, Oakville, Ontario, Canada L6J 2X1 (telephone (905) 465-4500) and are also available electronically at www.sedar.com and www.sec.gov/edgar.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	March 17, 2017

$2,000,000,000
Subscription Receipts
Preferred Shares
Common Shares
Warrants
Units

Algonquin Power & Utilities Corp. (the “Corporation”) may, from time to time, offer and issue the following securities: (i) subscription receipts of the Corporation (“Subscription Receipts”); (ii) preferred shares of the Corporation (“Preferred Shares”); (iii) common shares of the Corporation (“Common Shares” and together with Preferred Shares, “Equity Securities”); (iv) warrants to purchase Common Shares (“Warrants”); and (v) units comprised of some or all of the other securities described above (“Units”), or any combination thereof. The Subscription Receipts, Equity Securities and Warrants (collectively, and together with Units unless the context requires otherwise, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). All information not included in this short form base shelf prospectus (this “Prospectus”) will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. The Corporation may sell at the initial offer price up to $2,000,000,000 in the aggregate of Securities (or its equivalent in any other currency used to denominate the Securities at the time of the offering) at any time during the 25-month period that this Prospectus, including any amendments hereto, remains valid.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States.

Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Prospective investors should be aware that the acquisition of Securities may subject you to tax consequences in both the United States and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion contained in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because our company exists under the laws of the Province of Ontario, Canada, some of our directors and officers and most of the experts named in this Prospectus are resident outside the United States, and a significant portion of our assets and a significant portion of the assets of those officers, directors and experts are located outside of the United States. See “Enforcement of Certain Civil Liabilities.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter or dealer has been involved in the preparation of, or has performed any review of, this Prospectus.

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares and any other specific terms; (ii) in the case of Equity Securities, the designation of the particular class and series, the number of shares offered, the issue price and dividend rate, if any, and any other terms specific to the Equity Securities; (iii) in the case of Warrants, the designation and number of Warrants being offered, the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (iv) in the case of Units, the designation and number of Units being offered, the terms of the underlying Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus does not qualify for issuance any securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as the prime rate or a bankers acceptance rate, or to recognized market benchmark interest rates such as CDOR or LIBOR.

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities to one or more purchasers directly, or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged by the Corporation in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See “Plan of Distribution”. The offering of the Securities is subject to the approval of certain legal matters on behalf of the Corporation.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

The Corporation’s outstanding Common Shares, cumulative rate reset preferred shares, Series A (the “Series A Preferred Shares”), cumulative rate reset preferred shares, Series D (the “Series D Preferred Shares”) are listed and posted for trading on the TSX under the trading symbols “AQN”, “AQN.PR.A”, and “AQN.PR.D”, respectively. The Common Shares are also listed and posted for trading on the NYSE under the trading symbol “AQN”.

Unless otherwise specified in the applicable Prospectus Supplement, the Securities, other than Common Shares, Series A Preferred Shares and Series D Preferred Shares, will not be listed or posted for trading on any securities exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold and purchasers may not be able to resell securities purchased under this Prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.

i

NOTICE TO READERS

This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to “the Corporation”, “we”, “us” and “our” refer to Algonquin Power & Utilities Corp. and the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements in this Prospectus, other than statements of historical fact, contain “forward-looking information” within the meaning of applicable Canadian securities laws, or constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) (collectively referred to herein as “forward-looking information” or “forward-looking statements”), concerning anticipated future events, results, circumstances, performance or expectations with respect to the Corporation, including its business operations, strategy and financial performance and condition. These forward-looking statements are provided for the purpose of assisting the reader in understanding the Corporation’s financial position and to present management’s current expectations and plans. Forward-looking statements include statements that are predictive in nature and include such words as “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would”, and other similar terms. The forward-looking statements contained herein are based on certain factors and assumptions, certain of which appear proximate to the applicable forward-looking statements contained herein. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Corporation’s ability to control or predict, that may cause the actual results, performance or achievements of the Corporation, or developments in the Corporation’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Actual results or developments may differ materially from those contemplated by the forward-looking statements.

Factors which could cause results or events to differ from current expectations include, but are not limited to: derivative financial instruments, including, but not limited to, hedging availability; commodity price and availability risk; foreign exchange risk; interest rate risk; commercial relationship risk; credit risk; labour risk; weather risk; regulatory risk; environmental risk; capital market risk, including, but not limited to, economic conditions, cost of financing, capital resources and liquidity risk; construction and development risks; historical and pro forma combined financial information may not be representative of future performance; operating and maintenance risks; risks associated with changes in economic conditions; developments in technology could reduce demand for electricity, gas and water; changes in customer energy usage patterns; risk of failure of information technology infrastructure and cybersecurity; disruption of fuel supply; natural disasters or other catastrophic events; impairment testing of certain long-lived assets could result in impairment charges; risks relating to the Securities; unanticipated maintenance and other expenditures; risk associated with the continuation, renewal, replacement and/or regulatory approval of power supply and capacity purchase contracts; risks associated with pension plan performance and funding requirements; regulatory and government decisions including, but not limited to, changes to environmental, financial reporting and tax legislation and regulations; risk of loss of licences and permits; risk of loss of service area; market energy sales prices; risk of condemnation; and adverse publicity and reputational risk.

Forward-looking statements are based on a number of material assumptions which could prove to be incorrect, including: the expectation of regulatory stability; no significant variability in interest rates; no significant operational disruptions or liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major events; the continued ability to maintain transmission and distribution systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in interest rates, foreign exchange rates, natural gas commodity prices, electricity prices, coal and other fuel prices; the continuation of observed weather patterns and trends; the absence of significant changes in government energy plans and environmental laws and regulations that may materially negatively affect the operations and cash flows of the Corporation; no material change in public policies and directions by governments that could materially negatively affect the Corporation; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; no material decrease in market energy sales prices; retention of existing service areas; continued maintenance of information technology infrastructure; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

This list is not exhaustive of the factors and assumptions that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. See “Risk Factors”. Further information regarding these and other risk factors is included in the Corporation’s public filings with provincial securities regulatory authorities and can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The forward-looking statements contained or incorporated by reference in this Prospectus are based on the beliefs, expectations and opinions of management as of the date hereof. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers and investors should not place undue reliance on forward-looking statements or information. Forward-looking information or statements contained or incorporated herein by reference are made as of the date of this Prospectus or the document incorporated herein by reference, as applicable, and are based on the opinions and estimates of management on the date statements containing such forward looking information are made, and the Corporation disclaims any obligation to update any forward-looking statements or forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

All forward-looking information in this Prospectus and in the documents incorporated herein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, the Corporation undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus, unless otherwise specified or the context requires otherwise, all dollar amounts are expressed in Canadian dollars. References to “dollars”, “$” or “Cdn$” are to lawful currency of Canada. References to “U.S. dollars” or “US$” are to lawful currency of the United States of America.

The following table sets forth, for each of the periods indicated, the noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one U.S. dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31,
	2016	2015	2014
High	1.4589	1.3990	1.1643
Low	1.2544	1.1728	1.0614
Average	1.3248	1.2788	1.1045
Period End	1.3427	1.3840	1.1601

Unless otherwise indicated, financial information contained in this Prospectus and presented in both Canadian dollars and U.S. dollars has been translated to Canadian dollars using the daily exchange rate as reported by the Bank of Canada on March 16, 2017 of US$1.00 = $1.3319.

AVAILABLE INFORMATION

The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

The Corporation has filed with the Commission a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the Commission. Statements included in this Prospectus or incorporated herein by reference about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Exchange Act, and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the Commission and with the securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the U.S. and Canada, documents and other information that the Corporation files with the Commission may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies subject to the applicable provisions of the U.S. Exchange Act.

Investors may read any document that the Corporation has filed with, or furnished to, the Commission at the Commission’s public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the Commission at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Corporation has filed with the Commission’s Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. You may also inspect the Corporation’s Commission filings at the NYSE, 20 Broad Street, New York, New York 10005.

Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide the investor with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus and the documents incorporated herein by reference are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 354 Davis Road, Oakville, Ontario, L6J 2X1, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

The following documents of the Corporation, filed with the securities commissions or similar authority in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:

a)	the Corporation’s Annual Information Form dated March 10, 2017 for the year ended December 31, 2016 (the “AIF”);
b)	the audited comparative consolidated financial statements of the Corporation as at and for the years ended December 31, 2016 and December 31, 2015, together with the auditors’ report thereon (the “Annual Financial Statements”);
c)	Management’s Discussion and Analysis (“MD&A”) of the Corporation for the year ended December 31, 2016;
d)	the Management Information Circular of the Corporation filed on SEDAR on May 16, 2016 in respect of the Corporation’s annual and special meeting of shareholders held on June 9, 2016; and
e)	the business acquisition report of the Corporation dated March 10, 2017 related to the acquisition by Liberty Utilities (Central) Co., a wholly-owned indirect subsidiary of the Corporation, of the Empire District Electric Company (“Empire”), an investor-owned, regulated utility company whose common stock was listed on the New York Stock Exchange, including the pro forma consolidated financial statements of the Corporation and consolidated financial statements of Empire attached thereto (the “Empire BAR”).

All material change reports (excluding confidential material change reports), annual information forms, annual financial statements and the auditors’ report thereon, interim financial statements and related MD&A, information circulars, business acquisition reports, press releases that expressly state that they are incorporated herein by reference and any other documents as may be required to be incorporated herein by reference under applicable securities legislation which are filed with a securities regulatory authority in Canada or the U.S. after the date of this Prospectus, during the 25-month period that this Prospectus remains valid, shall be deemed to be incorporated by reference into this Prospectus to the extent required under applicable law.

Upon a new annual information form and related audited annual financial statements and MD&A being filed by the Corporation with, and where required, accepted by, the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related MD&A, all interim financial statements and related MD&A, material change reports and business acquisition reports filed prior to the commencement of the Corporation’s financial year in which the new annual information form and related audited annual financial statements and MD&A are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related MD&A being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, all interim financial statements and related MD&A filed prior to the new interim financial statements and related MD&A shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the securities regulatory authority in each of the provinces of Canada during the term of this Prospectus, the information circular for the preceding annual meeting of shareholders of the Corporation shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the Commission after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that the Corporation files with or furnishes to the Commission pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. A Prospectus Supplement containing the specific terms of any Securities offered thereunder and other information relating to such Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which the Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

Prospective purchasers should rely only on the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information. The Corporation is not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should not assume that the information contained in or incorporated by reference in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date of the applicable document.

DESCRIPTION OF THE BUSINESS

General

Algonquin Power & Utilities Corp. was originally incorporated under the Canada Business Corporations Act (“CBCA”) on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Corporation amended its articles to change its name to Société Hydrogenique Incorporée – Hydrogenics Corporation and Hydrogenics Corporation – Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Corporation, among other things, created a new class of Common Shares, transferred its existing operations to a newly formed independent corporation, exchanged new Common Shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp. The head and principal office of the Corporation is located at 354 Davis Road, Oakville, Ontario, L6J 2X1.

The Corporation’s operations are organized across two primary North American business units consisting of: the Renewable Generation Group, which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets; and the Liberty Utilities Group, which owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations.

Renewable Generation Group

The Renewable Generation Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean energy power generation facilities located across North America. The Renewable Generation Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.

The Renewable Generation Group owns or has interests in hydroelectric, wind, solar, and thermal facilities with a combined generating capacity of approximately 120 MW, 1,050 MW, 40 MW, and 335 MW, respectively. Approximately 88% of the electrical output from the hydroelectric, wind, and solar generating facilities is sold pursuant to long term contractual arrangements which have a production-weighted average remaining contract life of 16 years.

The Renewable Generation Group also has a portfolio of development projects that when constructed will add approximately 351 MW of generation capacity from wind and solar powered generating facilities that have a production-weighted average contract life of 22 years.

Liberty Utilities Group

The Liberty Utilities Group operates diversified regulated electricity, natural gas, water distribution and wastewater collection utility services. The Liberty Utilities Group provides safe, high quality, and reliable services to its ratepayers through its nationwide portfolio of utility systems and delivers stable and predictable earnings to the Corporation. In addition to encouraging and supporting organic growth within its service territories, the Liberty Utilities Group delivers continued growth in earnings through accretive acquisition of additional utility systems.

On January 1, 2017, Liberty Utilities Co., the Corporation’s wholly-owned regulated utility business, completed the acquisition of Empire. Empire is a vertically-integrated utility providing electric, natural gas and water service to approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas.

Including Empire, the Liberty Utilities Group now serves approximately 783,000 customers.

The Liberty Utilities Group's regulated electrical distribution utility systems and related generation assets are located in the States of California and New Hampshire. With the addition of Empire the service territory has expanded into Missouri, Kansas, Oklahoma and Arkansas. The Liberty Utilities Group now serves approximately 264,000 electric connections.

The Liberty Utilities Group's regulated natural gas utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire and Missouri. With the expanded Missouri service area, the Liberty Utilities Group now serves approximately 336,000 natural gas connections.

The Liberty Utilities Group's regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri, Montana, and Texas and together serve approximately 183,000 connections.

With the integration of Empire, the Liberty Utilities Group now operates a fleet of regulated generation assets with a net capacity of 1,374MW.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

a)	the number of Subscription Receipts;
b)	the price at which the Subscription Receipts will be offered;
c)	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;
d)	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;
e)	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Share or security;
f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;
g)	the material tax consequences of owning Subscription Receipts; and
h)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Corporation with the securities regulatory authorities in each of the provinces of Canada and with the Commission in the U.S. after it has been entered into by the Corporation and will be available electronically at www.sedar.com.

DESCRIPTION OF EQUITY SECURITIES

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of Equity Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Equity Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Equity Securities. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Corporation’s articles, a copy of which has been filed with the securities regulatory authorities in each of the provinces of Canada and is available electronically at www.sedar.com.

General

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in one or more series. As of the date hereof, there are 382,747,147 Common Shares, 4,800,000 Series A Preferred Shares, 100 series C preferred shares (the “Series C Preferred Shares”), and 4,000,000 Series D Preferred Shares outstanding.

The Equity Securities may be offered separately or together with other Securities. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement.

Common Shares

The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation, to one vote per share at meetings of the holders of Common Shares and upon liquidation, dissolution or winding up of the Corporation to receive pro rata the remaining property and assets of the Corporation. As of the date hereof, there are 382,747,147 Common Shares issued and outstanding.

The Corporation currently pays a quarterly dividend of US$0.1165 per Common Share for a total annual dividend of US$0.4659 per Common Share. However, any future determination to pay dividends will be at the discretion of the Corporation’s board of directors and will be dependent upon the Corporation’s earnings, capital requirements and financial position, as well as general economic conditions and other factors deemed relevant by the Corporation’s board of directors.

The Corporation has adopted a shareholder rights plan as amended, restated and continued as of June 9, 2016 and approved by shareholders on June 9, 2016. A copy of the shareholder rights plan has been filed with the securities regulatory authority in each of the provinces of Canada and is available electronically at www.sedar.com. For additional information on the shareholder rights plan, see “Shareholders’ Rights Plan” in the AIF.

Preferred Shares

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the board of directors of the Corporation.

The Corporation currently has outstanding 4,800,000 Series A Preferred Shares. The Series A Preferred Shares are non-voting and yield 4.5% annually for the initial six-year period ending on December 31, 2018. The Series A Preferred Shares are not redeemable by the Corporation prior to December 31, 2018. On such date and on December 31 every five years thereafter, the Corporation may, at its option, on prior written notice, redeem all or any number of the outstanding Series A Preferred Shares by payment in cash per Series A Preferred Share of a sum equal to $25.00, together with all accrued and unpaid dividends. The Series A Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series A Preferred Shares. The Series A Preferred Shares are convertible at the option of the holders thereof on December 31, 2018 and on December 31 every five years thereafter into cumulative floating rate preferred shares, Series B, referred to as the Series B Preferred Shares.

The Corporation currently has outstanding 100 Series C Preferred Shares. These shares are non-voting and were issued on January 1, 2013 to the holders (or their designees) of the Class B limited partnership units (the “Class B Units”) of St. Leon Wind Energy LP in exchange for the Class B Units. The characteristics of the Series C Preferred Shares will provide approximately the same after tax cash to individuals holding such shares as what was estimated to have been expected from the Class B Units. Holders of the Series C Preferred Shares include a partnership controlled by Ian Robertson, Chief Executive Officer of the Corporation and a partnership controlled by Chris Jarratt, Vice Chairman of the Corporation. The Series C Preferred Shares are mandatorily redeemable by the Corporation in 2031 and have a contractual cumulative cash dividend. Accordingly, these shares are accounted for as liabilities on the Corporation’s audited annual comparative consolidated financial statements. The Series C Preferred Shares were initially measured at their estimated fair value of $18.5 million based on the present value of expected contractual cash flow including dividends and the redemption amount, discounted at a rate of 5.0%. The recognition of the initial fair value of $18.5 million resulted in an adjustment to equity of the shareholders of the Corporation. The Series C Preferred Shares are accounted for under the effective interest method, resulting in accretion of interest expense over the term of the shares. Dividend payments are recorded as a reduction of the Series C Preferred Share carrying value.

The Corporation currently has outstanding 4,000,000 Series D Preferred Shares. The Series D Preferred Shares are non-voting and yield 5.0% annually for the initial five-year period ending on March 31, 2019. The Series D Preferred Shares are not redeemable by the Corporation prior to March 31, 2019. On such date and on March 31 every five years thereafter, the Corporation may, at its option, on prior written notice, redeem all or any number of the outstanding Series D Preferred Shares by payment in cash per Series D Preferred Share of a sum equal to $25.00, together with all accrued and unpaid dividends. The Series D Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series D Preferred Shares. The Series D Preferred Shares are convertible at the option of the holders thereof on March 31, 2019 and on March 31 every five years thereafter into cumulative floating rate preferred shares, Series E, referred to as the Series E Preferred Shares.

The specific terms of any series of Preferred Shares to be issued hereunder will be as described in a Prospectus Supplement. Accordingly, the statements made in this section may not apply to a particular series of Preferred Shares.

DESCRIPTION OF THE WARRANTS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Warrants, will be described in such Prospectus Supplement. The following description and any description of Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Warrants.

The Corporation may issue Warrants for the purchase of Common Shares. Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the Prospectus Supplement.

Any Prospectus Supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, including:

a)	the designation of the Warrants;
b)	the aggregate number of Warrants offered and the offering price;
c)	the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
d)	the exercise price of the Warrants;
e)	the dates or periods during which the Warrants are exercisable;
f)	the designation and terms of any Securities with which the Warrants are issued;
g)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other security will be separately transferable;
h)	the currency or currency unit in which the exercise price is denominated;
i)	any minimum or maximum amount of Warrants that may be exercised at any one time;
j)	whether such Warrants will be listed on any securities exchange;
k)	any terms, procedures and limitations relating to the transferability or exercise of the Warrants;
l)	whether the Warrants will be issued in fully registered or “book-entry only” form; and
m)	any other material terms and conditions of the Warrants.

DESCRIPTION OF THE UNITS

In this section, “the Corporation” refers only to Algonquin Power & Utilities Corp. and not the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The following describes certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a Prospectus Supplement, and the extent to which the general terms described below apply to those Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement, collateral arrangements and depositary arrangements relating to such Units.

The Corporation may issue Units comprised of one or more of the Securities described in this Prospectus in any combination, including fractions of such Securities. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement (if any) under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Any Prospectus Supplement for Units will contain the terms and other information with respect to the Units being offered thereby, including:

a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;
b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units;
c)	whether the Units will be issued in fully registered or “book-entry only” form; and
d)	any other material terms and conditions of the Units.

BOOK-ENTRY ONLY SECURITIES

Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants (“CDS Participants”) in the depository service of CDS Clearing and Depository Services Inc. or a successor (collectively, “CDS”). Each of the underwriters, dealers or agents, as the case may be, named in an accompanying Prospectus Supplement will be a CDS Participant or will have arrangements with a CDS Participant. On the closing of a book-entry only offering, the Corporation may cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a CDS Participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its CDS Participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context requires otherwise, the owner of the beneficial interest in the Securities.

If the Corporation determines, or CDS notifies the Corporation in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and the Corporation is unable to locate a qualified successor, or if the Corporation at its option elects, or is required by law, to terminate the book-entry system, then the Securities will be issued in fully registered form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Transfer of ownership, conversion or redemption of Securities will be effected through records maintained by CDS or its nominee for such Securities with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through CDS Participants.

The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Payments of principal, redemption price, if any, dividends and interest, as applicable, on each Security will be made by the Corporation to CDS or its nominee, as the case may be, as the registered holder of the Security and the Corporation understands that such payments will be credited by CDS or its nominee in the appropriate amounts to the relevant CDS Participants. Payments to holders of Securities of amounts so credited will be the responsibility of the CDS Participants.

As long as CDS or its nominee is the registered holder of the Securities, CDS or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, the responsibility and liability of the Corporation in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption price, if any, dividends and interest due on the Securities to CDS or its nominee.

Each holder must rely on the procedures of CDS and, if such holder is not a CDS Participant, on the procedures of the CDS Participant through which such holder owns its interest, to exercise any rights with respect to the Securities. The Corporation understands that under existing policies of CDS and industry practices, if the Corporation requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, CDS would authorize the CDS Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Corporation, any warrant agent or subscription receipt agent and CDS. Any holder that is not a CDS Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

The Corporation and the underwriters or agents identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by CDS relating to beneficial ownership interest in the Securities held by CDS or the book-entry accounts maintained by CDS; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest; or (iii) any advice or representation made by or with respect to CDS and contained herein with respect to the rules and regulations of CDS or at the directions of the CDS Participants.

CONSOLIDATED CAPITALIZATION

The following table sets out: (a) the consolidated capitalization of the Corporation as at December 31, 2016; and (b) the consolidated capitalization of the Corporation on a pro forma basis after giving effect to material changes up to and including March 16, 2017.

The financial information set out in the following table has been compiled based on financial statements prepared in accordance with Generally Accepted Accounting Principles in the United States:

	As at December 31, 2016	After giving effect to material changes since December 31, 2016(1)
	(in millions of $ dollars)
Total Debt(2)	3,932	4,375
Convertible Debentures	359	10
Shareholders’ equity
Common Shares(3)	1,972	3,079
Preferred Shares	214	214
Additional paid-in capital	39	39
Deficit	(556)	(556)
Accumulated other comprehensive loss	255	255
Redeemable non-controlling interest	29	29
Non-Controlling Interest	562	562

Total capitalization	6,806	8,007
(1)	After giving effect to (a) an increase in the Corporation’s consolidated long-term debt, including current portions and committed credit facility borrowings classified as long-term debt, principally due to the closing of a $300 million bond offering at Algonquin Power Co. on January 17, 2017 (“2017 Renewable Generation Group Debenture”), the assumption of $1,148 million (US$855 million) of debt as a result of the closing of the Empire Acquisition on January 1, 2017, repayment of $762 million (U.S. $567 million) of borrowings under the Corporation’s acquisition facility used to close the Empire acquisition, repayment of $243 million of borrowings under the Generation Credit Facility with proceeds from the 2017 Renewable Generation Group Debenture, (b) $348.3 million conversion of 5.00% convertible unsecured subordinated debentures (the “2016 Convertible Debentures”), and (c) additional common shares due to the conversion of 2016 Convertible Debentures after deducting the Underwriters’ fee and estimated expenses of the offering on an after-tax basis.
(2)	Includes long-term debt (including the current portion), short-term borrowings and Series C Preferred Shares (as defined in this Prospectus). The Series C Preferred Shares are mandatorily redeemable in 2031 and have a contractual cumulative cash dividend paid quarterly until the date of redemption. Such shares are accounted for as liabilities on the Corporation’s consolidated financial statements.
(3)	Includes 107,517,895 Common Shares issued upon conversion of $1,106 million in principal amount of 2016 Convertible Debentures after deducting the Underwriters’ fee and estimated expenses of the offering on an after-tax basis.

TRADING PRICES AND VOLUMES

The outstanding Common Shares, Series A Preferred Shares and Series D Preferred Shares are traded on the TSX under the trading symbols “AQN”, “AQN.PR.A” and “AQN.PR.D”, respectively. The following table sets forth the high and low price for, and the volume of trading in, the Common Shares, Series A Preferred Shares and Series D Preferred Shares, respectively, for the periods indicated, based on information obtained from the TSX.

Common Shares

	Price ($)
Month	High	Low	Trading Volume
2016
March	11.07	10.30	25,928,607
April	10.97	10.58	12,093,465
May	11.68	10.90	30,140,298
June	12.05	11.46	23,325,423
July	12.45	11.97	11,339,436
August	12.31	11.70	14,095,412
September	12.14	11.65	16,341,635
October	11.98	11.30	20,548,145
November	11.89	10.47	34,480,689
December	11.61	10.88	22,690,585

2017
January	11.48	11.15	37,934,616
February	12.29	11.33	28,660,212
March (1-16)	12.67	11.98	13,513,461

Series A Preferred Shares

	Price ($)
Month	High	Low	Trading Volume
2016
March	15.85	13.79	83,092
April	16.85	15.30	55,776
May	16.80	16.32	69,234
June	17.60	16.16	60,369
July	17.56	16.23	179,782
August	18.67	16.90	267,718
September	18.44	17.53	38,233
October	19.06	18.12	313,235
November	19.61	18.32	170,274
December	20.08	18.59	64,878

2017
January	21.59	19.62	71,411
February	22.00	21.45	76,083
March (1-16)	22.77	21.42	26,057

Series D Preferred Shares

	Price ($)
Month	High	Low	Trading Volume
2016
March	18.56	16.39	77,698
April	18.84	17.75	155,681
May	18.65	17.34	80,505
June	19.25	17.98	73,990
July	19.23	18.30	61,300
August	20.98	19.08	38,941
September	20.60	19.45	46,192
October	21.05	20.01	215,192
November	21.96	20.75	61,883
December	22.96	21.10	73,492

2017
January	24.32	22.90	133,516
February	24.42	23.80	114,078
March (1-16)	24.62	23.78	44,050

EARNINGS-COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to any offering and sale of Preferred Shares pursuant to this Prospectus.

PRIOR SALES

Prior sales of the Corporation’s Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds resulting from the issue of Securities will be used to repay indebtedness and for general corporate purposes, including in connection with acquisitions and investments by the Corporation.

All expenses incurred in connection with this Prospectus, any offerings of Securities hereunder and related commissions will be paid out of the Corporation’s general funds.

PLAN OF DISTRIBUTION

The Corporation may sell Securities (i) to or through underwriters, dealers or agents or (ii) directly to one or more purchasers. The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX and the NYSE or other existing trading markets for the Securities), at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Corporation. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Corporation from such sale, any underwriting discounts or commissions and other items constituting underwriters’ or agents’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid by any underwriter to other dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may also be sold (i) directly by the Corporation at such prices and upon such terms as agreed to by the Corporation and the purchasers or (ii) through agents designated by the Corporation from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Corporation may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of the Corporation. Underwriters and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof.

Each series or issue of Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an issue of such Securities, such Securities will not be listed on any securities or stock exchange.

Subject to any applicable securities legislation, and other than in relation to an “at-the-market” distribution, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. Any underwriters or agents to or through whom Securities are sold by the Corporation may make a market in the Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Securities (other than Equity Securities) will develop or as to the liquidity of any trading market for the Securities.

Unless otherwise specified in a Prospectus Supplement, the Securities will not be registered under the United States Securities Act of 1933, as amended.

RISK FACTORS

An investment in the Securities is subject to certain risks. Discussions of certain risk factors affecting the Corporation in connection with the Corporation’s businesses are provided in the Corporation’s disclosure documents filed from time to time with the securities regulatory authorities in each of the provinces of Canada which are incorporated by reference in this Prospectus. In particular, see “Enterprise Risk Management” in the MD&A and “Enterprise Risk Factors” in the AIF.

Before deciding whether to invest in any Securities, investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Corporation with respect to Canadian legal matters, and by Husch Blackwell LLP with respect to U.S. legal matters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and Husch Blackwell LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation, respectively.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Ernst & Young LLP is the external auditor of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Corporation under all relevant U.S. professional and regulatory standards.

PricewaterhouseCoopers LLP are independent accountants that audited Empire’s consolidated financial statements as at December 31, 2016 and 2015 and for the three years ended December 31, 2016, included in the Empire BAR dated March 10, 2017 and incorporated by reference into this Prospectus.

AST Trust Company is the registrar and transfer agent of the Corporation in the U.S. Registers for the registration and transfer of securities issued in the U.S. in registered form of the Corporation are kept at the offices of AST Trust Company in Brooklyn, New York.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Original purchasers of Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) which are convertible, exchangeable or exercisable into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under Section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) which are convertible, exchangeable or exercisable into other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Subscription Receipts, Warrants or Preferred Shares (or Units comprised wholly or partly of such Securities) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise, as applicable, of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser. This contractual right of rescission does not extend to holders of Warrants or Subscription Receipts who acquire such Warrants or Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Warrants in the U.S.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Corporation is incorporated under the laws of Canada and its registered and head office is in Canada. Most of the Corporation’s directors and officers are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the U.S. The Corporation has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Corporation or those directors and officers who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Corporation or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

The Corporation filed with the Commission, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the Commission, and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or relating to or concerning an offering of Securities under this Prospectus.

Masheed Saidi, Dilek Samil, Melissa Barnes and D. Randy Laney, directors of the Corporation, each reside outside of Canada. Each of Ms. Saidi, Ms. Samil, Ms. Barnes and Mr. Laney has appointed Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1 as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the Commission as part of the registration statement of which this Prospectus forms a part: the documents set out under the heading “Documents Incorporated by Reference”; the consents of auditors and counsel; and powers of attorney from the directors and certain officers of the Corporation. A copy of the form of warrant indenture and subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with, or furnished to, the Commission under the U.S. Exchange Act.